

September 12, 2013

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust V, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Hospitality Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 19, 2013**
> **File No. 333-190698**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by Trepp, LLC, Smith Travel Research and PKF Hospitality Research, LLC. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

4.   We note on page 239 that you have authorized the use of supplemental literature in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

5.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

6.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Prospectus Cover Page

7.   Please revise to ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. Please revise to consolidate risk factor disclosure and increase font size to ensure legibility.

Prospectus Summary

What are your investment objectives?, page 2

8.   With respect to your exit strategy, please revise to clarify the length of the primary offering. If the primary offering may extend over subsequent registration statements, please revise to clarify.

What is the experience of your advisor?, page 4

9.   Please revise your disclosure in this section to briefly summarize the experience of your advisor and your executive officers in the lodging industry.

What are the fees you pay to your advisor…?, page 14

10.   Please revise to disclose the amount of organizational and offering expenses incurred and paid to date.

If I buy shares in this offering, how may I sell them later?, page 24

11.   Please revise to disclose how the redemption price will be calculated after the NAV pricing date.

Business & Market Overview

Investment Objectives, page 80

12.   Revise to more specifically explain the differences between the various sectors of the lodging industry that you are targeting.

The Property Management and The Sub-Property Manager, page 101

13.   Please revise to more specifically describe the experience of your sub-property manager, including clarifying whether it has ever invested in real estate and its relationship to Barceló Crestline Corporation.

Membership Interest Purchase Agreement with Barceló Crestline Corporation, page 104

14.   Please revise to provide more specific disclosure regarding the business purpose and the terms of the membership interest purchase agreement, including a description of certain adjustments and closing conditions. In addition, please clarify if the parent of your sponsor or an affiliate will control Crestline Hotels & Resorts following the closing of this agreement.

Investment Objectives and Criteria

Investment Objectives

Primary Investment Focus, page 137

15.   We note that your advisor has latitude to alter your investment guidelines and borrowing policies without stockholder approval. Please update your disclosure here or elsewhere as appropriate to disclose how and when you will disclose any changes to your investment and borrowing policies to your stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Distributions, page 152

16.   Considering your plans to begin paying distributions no later than the first calendar month in which you make your first real estate investment, please revise your disclosure here to clarify the source(s) of your distributions. To the extent you intend to pay distributions in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

Description of Potential Real Estate Investments

Potential Acquisitions, page 159

17.   We note certain affiliates of your sub-property manager will make six properties available to you for purchase and that these six properties are located throughout the East Coast and vary from select service to full service hotels. Please revise to disclose why six properties were selected, the criteria used to select these six properties and whether you intend to base the consideration to be paid for such properties on independent appraisals.

18.   To the extent applicable, please supplement your disclosure in this section to disclose any preliminary agreements with respect to the material terms of this arrangement. Please provide a copy of any term sheet, if available.

Share Repurchase Program

Share Repurchase Program Generally, page 213

19.   Please note that if you modify or suspend your offering, it may no longer be deemed a
        continuous offering under Rule 415 and you may need to file a new registration
        statement. See Rule 415(a)(1)(x) of the Securities Act.

Appendix A – Prior Performance Tables

20.   Please tell us how you determined which programs have similar investment objectives.
        Refer to Instructions to Appendix II – Prior Performance Tables to Industry Guide 5. For
        each table, please also update the narrative to briefly describe the investment objectives
        for the referenced programs and the factors your sponsor considered in determining
        which previous programs had similar investment objectives.

Exhibits

21.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us
        to review. The draft opinions should be filed as EDGAR correspondence.

22.   We note the exhibit list includes "form of" agreements. Please advise us if you do not
        intend on filing final, executed agreements prior to effectiveness of the registration
        statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Wilson Lee, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3468 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Steven L. Lichtenfeld, Esq.
Proskauer Rose LLP